Exhibit 99.2

UNAUDITED PRO FORMA

CONSOLIDATED INCOME STATEMENTS FOR BPY

On March 26, 2018, Brookfield Property Partners L.P. (“BPY”) entered into a definitive merger agreement to acquire all of the outstanding shares of GGP Inc. (“GGP”) common stock held by unaffiliated GGP common stockholders (the “merger agreement”) through a series of transactions, including a pre-closing dividend and certain financing transactions, as described herein (collectively, the “Transactions”). On July 26, 2018, GGP shareholders approved the merger, which closed on August 28, 2018. The unaffiliated GGP common stockholders were entitled to receive, for each share of issued and outstanding GGP common stock and each share of GGP common stock deemed held, and subject to proration, total consideration of up to $23.50 in cash or one (1) share of class A stock, par value $0.01 per share, of Brookfield Property REIT Inc. (“BPR” and such stock “class A stock”), a new U.S. REIT security formed by recapitalizing GGP and amending its governing documents, or one limited partnership unit of BPY (a “BPY unit”) at the election of such GGP common stockholders (with deemed stockholders being deemed to have elected cash). Immediately following the effective time of the merger on August 28, 2018, BPY or an affiliate of BPY exchanged shares of class A stock distributed in the pre-closing dividend and held by unaffiliated GGP common stockholders who made (or were deemed to have made) an election to receive BPY units for an equal number of BPY units in the BPY unit exchange (as described below). Upon initial issuance, one (1) share of class A stock was intended to provide an economic return equivalent to one BPY unit, including identical distributions, and holders of class A stock have the right to exchange each share of class A stock for one BPY unit or the cash equivalent of one BPY unit, at the election of BP US REIT LLC (formerly, Brookfield Properties, Inc.), a subsidiary of BPY, in its sole discretion. The total consideration in the Transactions paid to unaffiliated GGP common stockholders consisted of (i) the pre-closing dividend consisting of class A stock, BPY units or cash at the election of such GGP common stockholders and subject to proration and (ii) merger consideration paid in cash. The cash portion of the consideration was funded by a combination of funds from joint venture equity partners, financings from a syndicate of lenders and asset-level financings and borrowings under a BPY corporate revolver.

The following unaudited pro forma consolidated income statements for BPY adjust BPY’s consolidated income statements for the nine months ended September 30, 2018 and the year ended December 31, 2017 to give effect to (i) the acquisition of all of the outstanding shares of GGP common stock held by unaffiliated GGP common stockholders, including the pre-closing dividend and financing transactions, and (ii) the other pro forma adjustments described in the notes to these pro forma consolidated income statements. These pro forma adjustments are made as if the Transactions occurred as of January 1, 2017.

The unaudited pro forma consolidated income statements have been prepared based upon elections made by unaffiliated GGP common stockholders and related Transactions, including payment of the pre-closing dividend and financing transactions, that occurred between the date the merger agreement was entered into and the consummation of the merger. Following the consummation of the merger, BPR is the surviving corporation succeeding the business of GGP. These unaudited pro forma consolidated income statements should be read in conjunction with BPY’s financial statements and related disclosures, as applicable, which are included in certain of BPY’s reports filed on Form 6-K and BPY’s annual report filed on Form 20-F for the year ended December 31, 2017. The preparation of the unaudited pro forma consolidated income statements requires BPY management to make estimates and assumptions deemed appropriate. The assumptions and estimates underlying the unaudited adjustments to the pro forma income statements are described in the accompanying notes, which should be read together with the pro forma income statements.

These unaudited pro forma consolidated income statements have been prepared based on the actual elections made by each unaffiliated GGP common stockholder to receive class A stock or BPY units.  BPR class A stock is accounted for as a participating interest in BPY given that each BPR class A stock provides an economic return equivalent to one BPY limited partnership unit.  Earnings per share of BPR class A stock are consistent with earnings per BPY limited partnership unit and BPR class A stock represents a proportionate share of total BPY unitholder equity.  Consistent with the features of the class A stock, the exchange of a share of BPR class A stock into a BPY limited partnership unit following the consummation of the Transactions is not intended to change the economic rights of the exchanging stockholder.  While BPY will receive additional class B stock in BPR to effect the exchange of class A stock, the exchange will not change the extent to which BPY participates in the economic returns from BPR and is not expected to be accounted for as an acquisition of additional interests in BPR or a step acquisition.

Unless otherwise stated, pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma financial information. Differences between these preliminary estimates and the final accounting for these transactions may occur and these differences could have a material impact on the accompanying unaudited pro forma income statements. The unaudited pro forma consolidated income statements are not intended to represent, or be indicative of, the actual results of operations that would have occurred if the Transactions described therein had been effected on the dates indicated, nor are they indicative of BPY’s future results.

All financial data in these unaudited pro forma income statements are presented in millions of U.S. dollars and have been prepared on a basis consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and BPY’s accounting policies. For the purposes of these pro forma income statements, the consolidated income statements for GGP and BPR, as its successor following consummation of the Transactions, for the nine months ended September 30, 2018 and for the year ended December 31, 2017 have been conformed to IFRS and BPY’s accounting policies for material accounting policy differences based on available information.

UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT OF BPY

Nine Months Ended September 30, 2018

(In US$ millions)

(US$ Millions) For the nine months ended September 30,	BPY, as reported	Acquisition of GGP (Brookfield Affiliate Exchange)	Pre-closing Transactions	Conversion BPY Class C Junior Preferred Shares	Transaction Expenses	Management Fee Expense	Bargain Purchase Gain and Remeasurement Loss	BPY, pro forma
2018	2	4(a)	4(b)	4(c)	4(d)	4(e)	4(f)	4
Commercial property revenue	$3,478	$1,400	$(484)	$—	$—	$—	$—	$4,394
Hospitality revenue	1,460	—	—	—	—	—	—	1,460
Investment and other revenue	161	135	20	—	—	—	—	316
Total revenue	5,099	1,535	(464)	—	—	—	—	6,170
Direct commercial property expense	1,308	491	(141)	—	—	—	—	1,658
Direct hospitality expense	942	—	—	—	—	—	—	942
Investment and other expense	17	—	—	—	—	—	—	17
Interest expense	1,689	369	46	(22)	—	—	—	2,082
Depreciation and amortization	229	21	—	—	—	—	—	250
General and administrative expense	593	239	—	—	(205)	49	—	676
Total expenses	4,778	1,120	(95)	(22)	(205)	49	—	5,625
Fair value gains, net	1,943	(1,598)	403	—	—	—	(77)	671
Share of net earnings from equity accounted investments	581	545	12	—	—	—	—	1,138
Income before income taxes	2,845	(638)	46	22	205	(49)	(77)	2,354
Income tax (benefit) expense	49	20	—	—	—	—	—	69
Net income	2,796	(658)	46	22	205	(49)	(77)	2,285
Net income attributable to:
Limited partners	532	(270)	43	8	77	(19)	(29)	342
General partner	—	—	—	—	—	—	—	—
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units	857	(457)	11	10	92	(22)	(34)	457
Limited partnership units of Brookfield Office Properties Exchange LP	16	(8)	—	—	2	—	(1)	9
Class A stock of Brookfield Property REIT	39	(4)	55	4	34	(8)	(13)	107
Interests of others in operating subsidiaries and properties	1,352	81	(63)	—	—	—	—	1,370
	$2,796	$(658)	$46	$22	$205	$(49)	$(77)	$2,285

UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT OF BPY

Year Ended December 31, 2017

(In US$ millions)

(US$ Millions) For the year ended December 31,	BPY, as reported	Acquisition of GGP (Brookfield Affiliate Exchange)	Pre-closing Transactions	Conversion BPY Class C Junior Preferred Shares	Transaction Expenses	Management Fee Expense	Bargain Purchase Gain and Remeasurement Loss	BPY, pro forma
2017	2	4(a)	4(b)	4(c)	4(d)	4(e)	4(f)	4
Commercial property revenue	$4,192	$2,158	$(835)	$—	$—	$—	—	$5,515
Hospitality revenue	1,648	—	—	—	—	—	—	1,648
Investment and other revenue	295	247	19	—	—	—	—	561
Total revenue	6,135	2,405	(816)	—	—	—	—	7,724
Direct commercial property expense	1,617	737	(239)	—	—	—	—	2,115
Direct hospitality expense	1,079	—	—	—	—	—	—	1,079
Investment and other expense	138	(51)	—	—	—	—	—	87
Interest expense	1,967	542	56	(34)	—	—	—	2,531
Depreciation and amortization	275	16	—	—	—	—	—	291
General and administrative expense	614	52	(1)	—	(1)	66	—	730
Total expenses	5,690	1,296	(184)	(34)	(1)	66	—	6,833
Fair value gains, net	1,254	(2,389)	564	—	—	—	—	(571)
Share of net earnings from equity accounted investments	961	339	(159)	—	—	—	—	1,141
Income before income taxes	2,660	(941)	(227)	34	1	(66)	—	1,461
Income tax (benefit) expense	192	13	(8)	—	—	—	—	197
Net income	2,468	(954)	(219)	34	1	(66)	—	1,264
Net income attributable to:
Limited partners	136	(310)	(46)	13	—	(25)	—	(232)
General partner	—	—	—	—	—	—	—	—
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units	233	(528)	47	15	1	(29)	—	(261)
Limited partnership units of Brookfield Office Properties Exchange LP	6	(14)	2	—	—	(1)	—	(7)
Class A stock of Brookfield Property REIT	—	—	(112)	6	—	(11)	—	(117)
Interests of others in operating subsidiaries and properties	2,093	(102)	(110)	—	—	—	—	1,881

	$2,468	$(954)	$(219)	$34	$1	$(66)	—	$1,264

Notes to the Unaudited Pro Forma Consolidated Income Statements

1.                       ORGANIZATION AND NATURE OF THE BUSINESS

BPY was formed as an exempted limited partnership under the laws of Bermuda, pursuant to a limited partnership agreement dated January 3, 2013, as amended and restated on August 8, 2013. BPY is a subsidiary of Brookfield Asset Management Inc. (“BAM”).

BPY’s sole material asset at September 30, 2018 is a 47% managing general partnership unit interest in Brookfield Property L.P., which we refer to as BPY property partnership, which holds BPY’s interest in commercial and other income producing property operations. BPY’s interest in BPY property partnership is comprised solely of an interest in managing general partner units, which provide BPY with the power to direct the relevant activities of BPY property partnership.

The BPY units are listed and publicly traded on the NASDAQ and the Toronto Stock Exchange under the trading symbols “BPY” and “BPY.UN,” respectively.

The registered head office and principal place of business of BPY is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.

2.                       BASIS OF PRESENTATION

BPY’s unaudited pro forma consolidated income statements for the nine months ended September 30, 2018 and the year ended December 31, 2017 reflect adjustments that are: (i) directly attributable to the Transactions; (ii) factually supportable; and (iii) expected to have a continuing impact on the combined results following the consummation of the Transactions, which were completed on August 28, 2018.

BPY’s unaudited pro forma consolidated income statements have been prepared using the consolidated income statements for the nine months ended September 30, 2018 and the year ended December 31, 2017. The unaudited pro forma consolidated income statements assume the Transactions, including the pre-closing dividend and financing transactions, occurred as of January 1, 2017. Due to the closing of the Transactions on August 28, 2018, the pro forma consolidated income statement reflects the actual results of BPR following the closing through to September 30, 2018 (with certain assumptions regarding performance of the business as a standalone entity and adjustments for nonrecurring items), as such activity is recorded within BPY’s consolidated accounts following the August 28, 2018 closing.

The pro forma adjustments for the Transactions are made on the basis that the Transactions constitute a business combination that is accounted for under the acquisition method of accounting in accordance with IFRS 3, Business Combinations. Accordingly, BPY has estimated the fair value of GGP’s assets acquired and liabilities assumed and conformed GGP’s accounting policies to its own for material policy differences and based on available information.

The unaudited pro forma consolidated income statements have been prepared based upon currently available information and assumptions deemed appropriate by BPY management and for informational purposes only and should be read in conjunction with BPY’s and GGP/BPR’s financial statements and related disclosures. The preparation of these unaudited pro forma income statements requires BPY management to make estimates and assumptions deemed appropriate. The unaudited pro forma income statements are not intended to represent, or be indicative of, the actual financial position and results of operations that would have occurred if the Transactions described below had been effected on the dates indicated, nor are they indicative of BPY’s or GGP/BPR’s future results.

3.                       SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of BPY’s unaudited pro forma consolidated income statements are those that are set out in BPY’s consolidated financial statements included in BPY’s latest annual report filed on Form 20-F. The adoption of IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), and IFRS 9, Financial Instruments (“IFRS 9”), set out in BPY’s interim condensed consolidated financial statements included in BPY’s 2018 third quarter report filed on Form 6-K, dated November 8, 2018, have been reflected in BPY’s unaudited condensed consolidated financial statements as at and for the nine months ended September 30, 2018. The adoption of IFRS 15 did not result in any material change to the pattern of revenue recognition by BPY. BPY adopted the standard using the modified retrospective approach with no restatement of comparative financial information and did not record any adjustment upon adoption. BPY made additional disclosures in the unaudited condensed consolidated financial statements as at and for the nine months ended September 30, 2018 as a result of the adoption. IFRS 9 did not have any material impact on BPY’s condensed consolidated financial statements.

All financial data in these unaudited pro forma income statements are presented in millions of U.S. dollars.

While BPY prepares its financial statements consistent with IFRS, BPR’s financial data have been prepared on a basis consistent with accounting principles generally accepted in the United States of America (“GAAP”). However, the results of operations of BPR commencing August 28, 2018 are included in BPY’s consolidated accounts and are therefore already conformed to IFRS and BPY’s accounting policies from August 28, 2018 as the closing date of the Transactions is when BPY obtained control of BPR. Consequently, in order to present the pro forma consolidated income statements for the nine months ended September 30, 2018 and the year ended December 31, 2017 in alignment with IFRS and BPY’s accounting policies, the consolidated income statements for GGP, as predecessor to BPR, for the period ended August 27, 2018 and for the year ended December 31, 2017 have also been conformed to IFRS from GAAP for material accounting policy differences.

The tables below present a reconciliation of GGP’s consolidated statements of operations under GAAP to BPY’s consolidated income statements under IFRS:

(US$ Millions) For the period ended August 27, 2018	U.S. GAAP	Reclassification to conform to BPY presentation	GAAP / IFRS differences	IFRS
Revenues:
Minimum rents	$973	$(973)	$—	$—
Tenant recoveries	410	(410)	—	—
Overage rents	13	(13)	—	—
Management fees and other corporate revenues	69	(69)	—	—
Other	44	(44)	—	—
Commercial property revenue	—	1,396	4	1,400
Hospitality revenue	—	—	—	—
Investment and other revenue	—	138	(3)	135
Total revenue	1,509	25	1	1,535
Expenses:
Real estate taxes	161	(161)	—	—
Property maintenance costs	32	(32)	—	—
Marketing	4	(4)	—	—
Other property operating costs	193	(193)	—	—
Provision for doubtful accounts	8	(8)	—	—
Property management and other costs	98	(98)	—	—
Provision for impairment	38	(38)	—	—
Direct commercial property expense	—	496	(5)	491
Direct hospitality expense	—	—	—	—
Investment and other expense	—	—	—	—
Interest expense	—	369	—	369
Depreciation and amortization	465	—	(444)	21
General and administrative expense	240	—	(1)	239
Total expenses	1,239	331	(450)	1,120
Operating income	270	(306)	451	415
Interest and dividend income	25	(25)	—	—
Interest expense	(369)	369	—	—
(Loss) gain on foreign currency	—	—	—	—
Gains from changes in control of investment properties and other, net	2,817	(2,817)	—	—
Gain on extinguishment of debt	—	—	—	—
Income before income taxes, equity in income of Unconsolidated Real Estate Affiliates, discontinued operations and allocation to noncontrolling interests	2,743	(2,779)	451	415
Fair value gains, net	—	2,779	(4,377)	(1,598)
Share of net earnings from equity accounted investments	—	547	(276)	271
Income before income taxes	2,743	547	(4,202)	(912)
Benefit from (provision for) income taxes / Income tax benefit (expense)	571	—	(591)	(20)
Equity in income of Unconsolidated Real Estate Affiliates	59	(59)	—	—
Unconsolidated Real Estate Affiliates—gain on investment	488	(488)	—	—
Net income (loss)	3,861	—	(4,793)	(932)
Allocation to noncontrolling interests	(43)	43	—	—
Net income (loss) attributable to GGP	3,818	43	(4,793)	(932)
Preferred Stock dividends	(11)	11	—	—
Net income (loss) attributable to:
Common stockholders	3,807	(3,807)	—	—
Limited partners	—	1,399	(1,771)	(372)
General partner	—	1	(1)	—
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units	—	2,361	(2,990)	(629)
Limited partnership units of Brookfield Properties Exchange LP	—	46	(58)	(12)
Interests of others in operating subsidiaries and properties	—	54	27	81
	$3,807	$54	$(4,793)	$(932)

(US$ Millions) For the year ended December 31, 2017	U.S. GAAP	Reclassification to conform to BPY presentation	GAAP / IFRS differences	IFRS
Revenues:
Minimum rents	$1,455	$(1,455)	$—	$—
Tenant recoveries	644	(644)	—	—
Overage rents	35	(35)	—	—
Management fees and other corporate revenues	105	(105)	—	—
Other	89	(89)	—	—
Commercial property revenue	—	2,134	24	2,158
Hospitality revenue	—	—	—	—
Investment and other revenue	—	256	(9)	247
Total revenue	2,328	62	15	2,405
Expenses:
Real estate taxes	237	(237)	—	—
Property maintenance costs	50	(50)	—	—
Marketing	11	(11)	—	—
Other property operating costs	286	(286)	—	—
Provision for doubtful accounts	11	(11)	—	—
Property management and other costs	145	(145)	—	—
Direct commercial property expense	—	740	(3)	737
Direct hospitality expense	—	—	—	—
Investment and other expense	—	—	(51)	(51)
Interest expense	—	542	—	542
Depreciation and amortization	694	—	(678)	16
General and administrative expense	56	—	(4)	52
Total expenses	1,490	542	(736)	1,296
Operating income	838	(480)	751	1,109
Interest and dividend income	62	(62)	—	—
Interest expense	(542)	542	—	—
(Loss) gain on foreign currency	(1)	1	—	—
Gains from changes in control of investment properties and other, net	79	(79)	—	—
Gain on extinguishment of debt	55	(55)	—	—
Income before income taxes, equity in income of Unconsolidated Real Estate Affiliates, discontinued operations and allocation to noncontrolling interests	491	(133)	751	1,109
Fair value gains, net	—	133	(2,838)	(2,705)
Share of net earnings from equity accounted investments	—	165	353	518
Income before income taxes	491	165	(1,734)	(1,078)
Benefit from (provision for) income taxes / Income tax benefit (expense)	11	—	(24)	(13)
Equity in income of Unconsolidated Real Estate Affiliates	153	(153)	—	—
Unconsolidated Real Estate Affiliates—gain on investment	12	(12)	—	—
Net income (loss)	667	—	(1,758)	(1,091)
Allocation to noncontrolling interests	(10)	10	—	—
Net income (loss) attributable to GGP	657	10	(1,758)	(1,091)
Preferred Stock dividends	(16)	16	—	—
Net income (loss) attributable to:
Common stockholders	641	(641)	—	—
Limited partners	—	233	(592)	(359)
General partner	—	—	—	—
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units	—	398	(1,012)	(614)
Limited partnership units of Brookfield Properties Exchange LP	—	10	(26)	(16)
Interests of others in operating subsidiaries and properties	—	26	(128)	(102)
	$641	$26	$(1,758)	$(1,091)

Material differences in accounting policies for the historical periods presented resulting in adjustments to GGP’s results under GAAP include the following:

•                  Depreciation on consolidated investment properties of $444 million and $678 million reflected in GGP’s consolidated statements of operations under GAAP for the period ended August 27, 2018 and the year ended December 31, 2017, respectively, was reversed, as BPY elected the fair value model to record its investment properties in its consolidated financial statements.

•                  Similarly, GGP’s share of depreciation of unconsolidated properties of $201 million and $293 million recorded within equity in income of Unconsolidated Real Estates Affiliates within GGP’s consolidated statements of operations for the period ended August 27, 2018 and the year ended December 31, 2017, respectively, was added back within share of net earnings from equity accounted investments under IFRS in conformity with BPY’s financial statement presentation.

•                  Under the fair value model, investment properties are measured at fair value subsequent to initial recognition on the consolidated balance sheet. Consequently, for the period ended August 27, 2018 and the year ended December 31, 2017, fair value losses of $1,598 million and $2,440 million, respectively, were reflected within fair value gains, net in BPY’s consolidated income statements.

•                  Under IFRS, for the year ended December 31, 2017, fair value gains, net, of $398 million were recorded on warrants to purchase shares of GGP common stock, including on warrants held by BPY and its affiliates. Under GAAP, these warrants were not measured at fair value in 2017. The warrants were exercised in October and November 2017.

•                  An increase in net income of nil and $60 million for the period ended August 27, 2018 and the year ended December 31, 2017, respectively, resulting from differences in revenue recognition policies applied under IFRS related to certain residential development activities.

4.                       PRO FORMA ADJUSTMENTS

This note should be read in conjunction with Note 2 to the unaudited pro forma consolidated income statements, Basis of Presentation. The unaudited pro forma consolidated income statements adjust BPY’s consolidated income statements to give effect to the Transactions, including the pre-closing dividend and financing transactions, as if they occurred as of January 1, 2017. Due to the closing of the Transactions on August 28, 2018, the pro forma adjustments are generally made up to this date for purposes of the pro forma consolidated income statement for the nine months ended September 30, 2018, as the actual impact to the income statement is recorded within BPY’s consolidated accounts from this date forward.

The pro forma adjustments set forth in this Note 4 are based on the actual elections made by each unaffiliated GGP common stockholder to receive class A stock or BPY units.

The following adjustments have been reflected in the unaudited pro forma consolidated income statements:

a)                      Acquisition of GGP (Brookfield Affiliate Exchange)

The unaudited pro forma consolidated income statements have been adjusted to reflect the results of operations of GGP for the period ended August 27, 2018 and the year ended December 31, 2017 before taking into consideration the sale of interests in certain properties to joint venture equity partners and acquisition financing but reflecting the derecognition of $(274) million and $179 million related to BPY’s existing investment in GGP recorded within share of net earnings from equity accounted investments for the period ended August 27, 2018 and the year ended December 31, 2017, respectively. In addition, nil and $(268) million related to changes in the fair value of warrants of GGP held by BPY recorded within fair value gains, net, was derecognized for the period ended August 27, 2018 and the year ended December 31, 2017, respectively.

b)                      Pre-closing Transactions

The unaudited pro forma consolidated income statements have been adjusted to reflect the following:

i.                  The unaudited pro forma consolidated income statements have been adjusted to reflect the sale of joint venture interests in certain properties to fund the cash component of the Transactions as follows:

  •            Net loss of $730 million and $58 million related to the joint venture assets was derecognized for the period ended August 27, 2018 and the year ended December 31, 2017, respectively. Net loss recognized on the interests retained was $516 million and nil for the period ended August 27, 2018 and the year ended December 31, 2017, respectively. Additionally, the allocation of losses to non-controlling interests increased by $72 million and $94 million for the period ended August 27, 2018 and the year ended December 31, 2017, respectively, due to the increase in non-controlling interests of others in operating subsidiaries and properties.

  •            Property management fee income of $19 million and $18 million was recorded within investment and other revenue for fees to be paid by joint venture partners for the period ended August 27, 2018 and the year ended December 31, 2017, respectively, pursuant to the terms of the joint venture agreements.

ii.               Financing of $5,536 million, for distribution to shareholders of GGP in connection with the transaction, as well as certain other related transactions, including the payoff of accrued dividends of $217 million, for which the related interest expense of $178 million at an assumed weighted average interest rate of 5.38% and $272 million at an assumed weighted-average interest rate of 5.38% for the period ended August 27, 2018 and the year ended December 31, 2017, respectively, have been reflected in the pro forma consolidated income statements. An increase in the assumed interest rate of 0.125% would result in incremental interest expense of $4 million and $7 million for the period ended August 27, 2018 and the year ended December 31, 2017, respectively.

iii.            Payment of a pre-closing dividend and merger consideration to the holders of the outstanding shares of common stock of GGP, other than those currently held by BPY and its affiliates, totaling $14,447 million, comprised of $9,250 million in cash, including $200 million of merger consideration, share-based payment awards to GGP employees with a fair value of $28 million, $3,383 million in the form of class A stock and $1,786 million in the form of BPY units issued as part of the BPY unit exchange, for which the pro forma consolidated income statements reflect the allocation of BPY’s net income to the class A stock consistent with the income allocation to limited partners of BPY.

c)                       Conversion of BPY Class C Junior Preferred Shares

The unaudited pro forma consolidated income statements have been adjusted to reflect the conversion of $500 million of BPY class C junior preferred shares held by BAM into BPY units at a price of $23.50 per unit, resulting in BAM’s acquisition of approximately 21.3 million BPY units and the related reversal of interest expense of $22 million and $34 million for the period ended August 27, 2018 and the year ended December 31, 2017, respectively.

d)                      Transaction Expenses

Transaction expenses directly attributable to the Transactions of approximately $205 million and $1 million were added back to the period ended August 27, 2018 and the year ended December 31, 2017 pro forma consolidated income statements, respectively, as these transaction costs were non-recurring in nature.

e)                       Management Fee Expense

Pursuant to the master services agreement, certain BAM-owned entities provide certain management and administration services to BPR.

For the first twelve months following closing of the Transactions, BAM has agreed to waive management fees payable by BPR and the incremental management fees BPY would otherwise be required to pay in respect of the units issued in exchange for GGP common stock. The pro forma consolidated income statements, however, include an adjustment for the incremental management fees payable for illustrative purposes as such fees will be incurred and payable beginning during the second year following the Transactions. For the purposes of the pro forma consolidated income statements, the management fee was calculated based on the issuance of approximately 161 million shares of class A stock and 88 million BPY units based on a price of $21.00 per share for illustrative purposes. The price of $21.00 is determined with reference to the trading price of the Class A stock at closing of the Transactions.

At a base management fee of 1.25% of BPR and BPY’s capitalization, incremental management fees would have totaled $49 million and $66 million for the nine months ended September 30, 2018 and the year ended December 31, 2017, respectively. Notwithstanding the waiver of the management fees, as noted above, the illustrative pro forma adjustment for the incremental management fees has been calculated for the nine months ended September 30, 2018, as such management fee expense will be recurring following the waiver period.

f)                        Bargain Purchase Gain and Remeasurement Loss

The acquisition of GGP was accounted for as a business combination achieved in stages. Immediately prior to the acquisition date of August 28, 2018, BPY’s existing equity interest in GGP was remeasured to fair value based on BPY’s interest in the fair value of the identifiable net assets and liabilities of GGP at the time. As a result of this remeasurement, a loss of approximately $580 million was recognized in fair value gains, net, within BPY’s consolidated income statement for the nine months ended September 30, 2018.

In connection with the acquisition of GGP on August 28, 2018, BPY recognized a bargain purchase gain of $657 million in fair value gains, net, within its consolidated income statement for the nine months ended September 30, 2018. BPY determined the purchase price allocation, on a provisional basis, is complete and appropriately measured giving consideration to fact that the fair value of the investment properties acquired was determined based on transaction prices agreed with third parties for the sale of partial interests in certain of the GGP assets and valuation models prepared by an independent external appraiser.

The bargain purchase gain of $657 million and the remeasurement loss of $580 million were removed for the purposes of the nine months ended September 30, 2018 pro forma consolidated income statement as they are non-recurring in nature and directly attributable to the Transactions.

As of September 30, 2018, the valuation of the investment properties, equity accounted investments, debt obligations, deferred tax liabilities, transaction costs, certain working capital balances and the acquisition date fair value of BPY’s existing equity interest in GGP were still under evaluation by BPY. Accordingly, the business combination has been accounted for on a provisional basis.